Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

On January 2, 2019, Dawn Zier, President and Chief Executive Officer of Nutrisystem, Inc., was interviewed by Cheddar. A video recording of the interview is available at https://cheddar.com/videos/nutrisystem-ceo-talks-business-of-dieting.

Below is a transcript of the interview.

Female Anchor:	Joining us now is Dawn Zier, CEO of Nutrisystem. Dawn, it's great to have you with us.
Dawn Zier:	Great to be here.
Female Anchor:	We know Nutrisystem, rolling out two new offerings as this new year does kick off, a fresh start and a keto friendly version of the South Beach Diet. How are these expected to pay off in the new year?
Dawn Zier:	We believe that it's not ... We're big believers in our multi-brand strategy in that it's not a one size fits all approach to weight loss. With our two programs, which is Nutrisystem Fresh Start, which incorporates fresh foods and incorporates a lot of flexibility and dining out options combined with South Beach, which is keto friendly, which is very much on trend, we believe we are very ready to be out there competing.
Male Anchor:	Dawn, let's talk about the big news that Tivity Health is buying Nutrisystem for $1.4 billion. What are the synergies here? What does Nutrisystem look like under Tivity Health? What can it do under Tivity that it couldn't do on it's own?
Dawn Zier:	I think this leap frogs us. I think it gives us the opportunity to do what others in the weight loss industry are only talking about. We'll be able to have a holistic solution that includes not only calories in but calories out. It'll be holistic with nutrition, fitness, and with social connectivity as well.
And then in addition to that, the synergies in terms of distribution are pretty amazing in that we, Nutrisystem, will have access to the health plans that we currently don't have access to and that are pretty complicated relationships to develop, and we'll also have access to over 16,000 fitness partners. On the Tivity side, what they get access to, since they primarily operate through those channels, is they get access to our digital and our consumer marketing capabilities.
Female Anchor:	Dawn, explain for the consumer how this experience changes if they sign up for the South Beach Diet or the Fresh Start program. How would Tivity's offerings be built into that as well?

Dawn Zier:	As we go forward, we're identifying, we think there's both revenue synergies as well as cost synergies, and you can imagine, again, a program that not only is about weight loss and the nutrition component, but also has the health, the fitness aspects to it as well, such as SilverSneakers or Prime from Tivity. And then same thing on the flip side. As we look at what Tivity is offering through the health plan providers, we'll be able to add in Nutrisystem and South Beach options as well, so very compelling.
Male Anchor:	I think it makes sense that we're having you on the show January 2nd, because a lot of people are thinking about weight loss and fitness as New Year's resolutions. Give us an idea of retention in terms of Nutrisystem plans. What do you see in January, when people are thinking about New Year's resolutions, versus what you see as we get later in the year, over the summer and then of course the holidays next year?
Dawn Zier:	It is a seasonal business. January, February is game time for most weight loss companies, but as we move forward into the realm of extending the health and wellness relationship beyond just weight loss. That extends out, and I would say all times of year, there are a couple of key diet windows, but it would be January-February, again April through June, and then the summer time. September, back to school is big. It really only quiets down once you get to Halloween. Then between Halloween and the holidays, New Year's Day, most people aren't thinking about losing weight or necessarily getting healthy, but it really is a full year business.
Male Anchor:	How do you increase retention?
Dawn Zier:	How do you increase retention? I think it's about not only keeping people on program, but because we want people to be successful, we are increasing retention and revenue per customer by extending the relationship with more a la carte and more flexible options. Customers are going on the initial program for the first couple of months to get in shape, to lose the weight, and then they're maintaining through us as well, so that extends the customer life cycle.
Female Anchor:	Dawn, let's talk about some competition in the space. Weight Watchers announced just announced last week that it's going to be partnering with Blue Apron to provide that option into it's own plans. What is the special sauce that Nutrisystem and now Nutrisystem with Tivity has?
Dawn Zier:	I think the special sauce, again, it's about the full component. It'll be about the calories in and the calories out, so not just the nutrition but the fitness. For us, for Nutrisystem, it's about affordability to the masses, so affordability to middle America. I think that's what we do well, and also, at the end of the week, knowing that you're on a program that, when you look at the end of the week, you get on the scale, you will have made progress toward your goals.
Female Anchor:	To the affordability component, Dawn, are prices going to change at all in the new year?

Dawn Zier:	Prices, we're always testing different prices. Historically, prices have gone up every year, so I would expect throughout the year for there to be a couple of different pricing opportunities for us.
Female Anchor:	What about that coach, right? Maintaining it seems to be so much part of it, seems like one way, as you mentioned, to retain the customer. We've seen some of these companies that use a combination of AI and then the human element as well. Walk us through more about this, this check-in, this constant maintenance check-in that looks like if you're on one of these plans.
Dawn Zier:	For us, we offer counseling to every customer that signs up as part of our program, and many customers utilize it. What I like about the way that we do it is that it's not about an appointment on 1PM on Tuesday. It is coaching and counseling that's pretty much available around the clock, for whenever you have questions. Again, it's something that I think helps customers stay on track and helps them progress.
The other thing I think where the industry is going is more towards personalized nutrition, so we also introduced our DNA Body Blueprint, which will give consumers, people that probably want to do it on their own or people as they're entering into maintenance and transition, the opportunity to get a personalized action plan based on their own genetic code, and that's very exciting for us.
Male Anchor:	Dawn, who is Nutrisystem's core client? What's the core demographic here?
Dawn Zier:	Our core demographic for Nutrisystem, it's a split actually between men and women, so 70% male, 30% women, which is higher than most weight loss companies in terms of the male component. I think that's because we operate the way America transacts, which is delivering products into the home. And for Nutrisystem, it tends to be a customer in her or his 40s, 50s, looking to lose 40+ pounds. For South Beach, the target demographic is younger.
Male Anchor:	Okay, so how do you get more millennials?
Dawn Zier:	How do you get more ... I think South Beach is a great way to get more millennials, and I think this DNA Body Blueprint which, again, is about personalized nutrition and could have a structured program with it or it could be standalone, is of great interest to the millennials. At least, that's what our research showed us.
Female Anchor:	Okay Dawn, quickly, any new yummy, delicious menus items that people can expect in the new year?
Dawn Zier:	We have lots of them. We've added over 50 different items across both the brands. There's some fish options, more poultry and more beef, and of course, we believe that losing weight shouldn't be about deprivation, so there's plenty of healthy snacks and desserts as well.

Female Anchor:	Okay, fuel that body. Dawn Zier, CEO of Nutrisystem, what I gotta remember in the new year. Thanks for joining us.
Male Anchor:	Thanks Dawn.
Dawn Zier:	Thank you. Thanks for having me.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger, integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health, Inc. (“Tivity Health”) and Nutrisystem, Inc. (“Nutrisystem”) will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, Tivity Health expects to file with the SEC a registration statement of Tivity Health on Form S-4 (the “registration statement”) that will include a proxy statement of Nutrisystem and that will also constitute a prospectus of Tivity Health (the “proxy statement/prospectus”). Nutrisystem expects to mail the proxy statement/prospectus to its stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, PA 19034, Attention: Investor Relations, or by telephone at (215) 346-8136.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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